UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___February 2005___	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated February 24, 2005

2.

News Release dated March 3, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  March 11, 2005                             Signed: /s/ Sean Tetzlaff

                                                                                   Sean Tetzlaff

                         CFO and Corporate Secretary

                                                                                                                                                               February 24, 2005

FRONTEER & ALTIUS IDENTIFY POTENTIAL EXTENSIONS TO URANIUM MINERALIZATION IN THE MICHELIN DEPOSIT AREA, LABRADOR, CANADA

Fronteer (FRG-TSX, FTDGF-OTC) and Altius Minerals Corporation in their 50-50 alliance, have identified potential to significantly expand the Michelin uranium deposit located in Labrador, Canada.

Previous drilling outlined the Michelin uranium deposit to a vertical depth of approximately 300 metres but compilation and review of historical drill hole data has shown the deposit remains open for significant expansion below that depth.

In addition, the airborne geophysical signature of the Michelin deposit can be traced for seven kilometres along a folded rock sequence that also hosts the Rainbow uranium deposit.  Several large uranium anomalies along this trend are therefore, considered to be highly prospective for additional uranium mineralization, having similar radiometric footprints to the known deposits.

For a 3-dimensional portrayal of the Michelin deposit and geophysical maps of the Michelin area, please use the following links from the Fronteer website:

http://www.fronteergroup.com/i/IR/3DMichelin.jpg

http://www.fronteergroup.com/i/IR/GeoMichelin.jpg

The Michelin uranium deposit features a resource estimate of 6.4 million tonnes grading 0.13% U3O8    (uranium oxide) containing approximately 18.3 million pounds of uranium.  The deposit was historically defined by 308 drill holes and 642 metres of underground exploration workings.

The presence of vein-style mineralization in the western portion of the Michelin uranium deposit, which assayed up to 40% U3O8, also indicates potential for the discovery of higher-grade zones in this area.

The companies are currently reviewing the 2005 exploration project budget, with exploration expected to commence in June.

The alliance has defined eight project areas covering 780 square kilometers in the Central Mineral Belt through its geological and geophysical programs over the past two years.

Four project areas include historical uranium deposits (i.e. Michelin, Rainbow, Nash and Inda Lake).  Four additional priority target areas have been identified at Otter Lake, Jacque's Lake, Burnt Brook and Birch Brook, which feature areas of surface uranium mineralization that have not yet been drill tested.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677

info@fronteergroup.com

Richard Hall Ph.D, P.Eng, is the Qualified Person for Fronteer on this project.  Uranium resources referred to for the  Michelin, Rainbow, Nash and Inda Lake deposits are historical in nature, pre-date, and are non-compliant with NI 43-101.  Fronteer has not undertaken an independent investigation of the resource estimate or independently analyzed the results of the previous exploration work in order to verify the classification of the resources, and therefore the historical estimates should not be relied upon.  Fronteer believes these historical estimates provide a conceptual indication of the potential of the property and are relevant to ongoing exploration.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

NEWS RELEASE 05-08                                                                                                                                   March 3, 2005

FRONTEER STARTS 13,000 METRE DRILL PROGRAM IN WESTERN TURKEY

Fronteer (FRG–TSX FTDGF-OTC) announced today that it has commenced a 13,000 metre drilling program on its Agi Dagi and Kirazli gold projects in western Turkey.  There are currently five drills turning on the two properties with a sixth drill scheduled to arrive at the end of March.

Fronteer anticipates completing the program by September 2005 with the goal of advancing both properties to the resource definition stage by year end.

Kirazli Project - A 5,000 metre drill program using 3 rigs will focus on:

•

Grid drilling extensions of the high grade zone intersected by Fronteer in 2004.  Fronteer drilled three holes on Kirazli (800 metres) in 2004 with results of up to 12.2 g/t gold over 39.4 metres.

•

Step out drilling along the axis of the hill to identify new parallel zones of high grade gold mineralization

•

Deeper drilling to test the bulk tonnage potential of the underlying sulfide gold zone.

Agi Dagi Project - An 8,000 metre drill program using three rigs that will focus on:

•

Infill drilling the Deli Gold Zone which intersected near surface oxide gold mineralization last year in thirteen widely spaced drill holes

•

Step out drilling to test for extension of the Deli Gold Zone, which is currently open to the west, north, east and southeast.

•

Testing new targets on the Agi Dagi property.  For example, a new target called Ayitepe is located 500 metres north-west of the Baba zone.  In 2004, Hole AD-107 tested this target and intersected 0.52 g/t gold over 41.1m demonstrating its potential to be a third significant gold zone on the property.

The program outlined above is a critical step towards deposit definition and value creation, and reflects the confidence Fronteer has in the potential of its growing Turkish property portfolio.

For a table of 2004 drill results from the Kirazli Property and the Deli Zone on the Agi Dagi Property please follow the link at: http://www.fronteergroup.com/i/IR/FN05-08Assays.pdf

FRONTEER ANNOUNCES APPOINTMENT OF CHIEF OPERATING OFFICER

Fronteer is also pleased to announce the promotion of Dr Rick Valenta to the position of Chief Operating Officer.  In this new position, Dr Valenta will have direct responsibility for all of Fronteer’s exploration and project generation activities.

Fronteer is a “Discovery-stage” exploration company with five gold properties in western Turkey, including Kirazli and Agi Dagi, under option from Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S.’s.  Fronteer is also focused on the discovery of Uranium Deposits in Labrador.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677

info@fronteergroup.com

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Assay results have been prepared under the guidance of Ian Dunlop P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data.  All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

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